USA VIDEO INTERACTIVE CORP.

November 28, 2005

RECEIVED
2005 DEC 12 P 3:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

05013207

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-1601

SUPPL

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
<u>News Release</u>

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

PROCESSED
DEC 12 2005
THOMSON FINANCIAL

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

/ad
Encl.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777

USVO

For Investor Relations Contact:
Jon Caserta
(877) 425-8347
usvo@blueskyir.com

USVO EDUCATES THE PUBLIC ABOUT SMARTMARKS

(Old Lyme, CT – November 28, 2005) - USA Video Interactive Corp. (OTCBB: USVO; TSX: US; BSE/Frankfurt: USF), released its "SmartMarks™ In Action" video on its website. The video discusses the problems of piracy, what SmartMarks are, and how SmartMarks combat piracy, showing the movie trailer for the SmartMarked release "Aunt Agatha's Apartment," from FilmMates Entertainment.

The video was showcased at Lightning Media's anti-piracy event November 3, 2005. It describes the details of the SmartMark Enhanced Duplication service now available at Lightning Media in Hollywood.

"This short video provides a visual demonstration of our product and services. Our product can have many different applications to help the owners of video property deter piracy and enable the entertainment market," said Edwin Molina, CEO of USVO. "We are using the visual medium to communicate our message to our customers, investors, and the public about how our products serve the owners of visual media."

The video can be viewed at USVO's website by going to: http://usvo.com/products.htm.

About SmartMarks™:
SmartMarks are invisible, unremovable, forensic "digital watermarks" embedded in every video frame to protect digital video from piracy. SmartMarks work with existing production and distribution technology to protect copyrighted material without requiring new equipment in the distribution or playback environment. Like embedding a forensics team inside video content, SmartMarks give enforcement agencies the proof they need to stop piracy.

About FilmMates Entertainment:
FilmMates Entertainment, the Los Angeles based film finance, production and distribution entity acquires projects in various stages of production and assures their worldwide sales and distribution via its in-house sales department. FilmMates Entertainment, was founded in November 2001 as a fund acquiring films from promising, young directors. Its business model has quickly evolved as FilmMates Entertainment started acquiring film libraries, entertainment companies and theatrical feature film projects. For more information, visit www.filmmates.net .

About Lightning Media:

Lightning Media services duplication and new media needs from Hi-Def and video duplication to DVD authoring and replication, audio and video compression, and internet design and development. Three full service facilities cater to a vast client base ranging from leading motion picture studios, television production companies, independent filmmakers and web video producers to film students and an array of corporate and consumer clients. For more information, visit www.lightning-media.com.

About USA Video Interactive Corp.:

USA Video Interactive Corp. ("USVO") designs and markets technology for delivery of digital media. USVO developed its MediaSentinel™ and SmartMark™ digital watermarking technology to provide a robust means for producers and distributors to invisibly protect their content. USA Video Technology Corp., a wholly owned subsidiary of USVO, holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, Italy, and Japan. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 – 5535; Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact Blue-Sky Solutions, LLC, Jon Caserta, (877) 425-8347, usvo@blueskyir.com

# # #